Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: August 23, 2021

Absolute Return Podcast

#168: Leadership Chat: IonQ CEO Peter Chapman

Co-Hosts: Julian Klymochko and Michael Kesslering

August 23, 2021

Speaker 1:

Welcome, investors, to the Absolute Return Podcast, your source for stock market analysis, global macro musings, and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies, accelerate because performance matters. Find out more at acceleratechairs.com.

Julian Klymochk...:

Welcome, listeners, to the Absolute Return Podcast. I’m your host Julian Klymochko. I’m joined by my co-host Mike Kesslering, and on today’s show, we welcome special guest, Peter Chapman, CEO of IonQ. Now, IonQ is a leader in quantum computing and just announced that it is going public in a deal worth $1.4 billion. On the podcast, Peter discusses how he started out in MIT’s Artificial Intelligence lab at only 16 years old and why he continued to pursue technology, the basics of quantum computing, how IonQ is different from other quantum computing competitors, some of the risks that quantum computing presents, the company’s strategy behind going public through a merger with DMY Technology Group Three and its growth plans, and more. So with no further ado, here’s our discussion with IonQ’s Peter Chapman.

I’m super duper excited to have Peter Chapman CEO of IonQ on the show today. Recent podcast, we had a literal rocket scientist and now we have a computer phenom. Peter, going into your background, you’re programming computers 16 years of age at the Artificial Intelligence Lab at MIT, a super smart genius type character. You’ve been in the technology industry for many decades, wide range in career covering video games, FinTech, you even had a stint at Amazon Prime, and now you’re into quantum computing, which is perhaps on the bleeding edge of technological advancement. I was wondering, to start things off, setting the stage, what drew you to the technology industry and what are you hoping to accomplish?

Peter Chapman:

[inaudible 00:02:10] I started off my career at the birth of the personal computer industry some 40 years ago, and I have watched over that time waves of technologies such as the personal computer, internet, and mobile devices and see them impact every industry and drive the economy as a result. Being a technologist, you want to be able to look for the formation of these waves and get out in front and be part of them because that’s what’s driving the technology industry and the rest. And then, as a technologist, if you miss out on one of these waves, you quickly become irrelevant.

Julian Klymochk...:	Right.

Peter Chapman:

And so if you’re not careful, you’ll become a COBOL programmer, is the analogy. And I think quantum is the next big wave of technology that will power the economy for the next 50 years, and maybe more importantly, solve some of humanity’s largest grand challenges.

Julian Klymochk...:

Yeah, the opportunities available in this space seem just so wide ranging in terms of what you can accomplish with this brand new technology. But prior to getting into use cases and things of that nature, I wonder if we could get a high level overview of exactly what quantum computing is and what it seeks to accomplish. For example, I saw this quote in one of your press release, you stated, “Quantum computing uses information in a fundamentally different way than classical computing and so can address a set of hard problems classical computing may never solve.” Can you explain this?

Peter Chapman:	Yeah. And this is probably the hardest part of today’s conversation, is trying to explain quantum mechanics and how that works.

Julian Klymochk...:	You’re too smart for us, Peter.

Peter Chapman:

And I’ll just make the point to just for investors that there’s a tremendous amount of physics that’s involved in an Intel processor and most of us don’t understand how that works. So this is deep into the weeds a bit, but I’ll give it my best shot here. And it is a little technical. So, in a classical computer, we have something which is called a bit, and it can represent two possible states, either zero or one, and that’s the basis for all of computation. And when you add another bit to that first bit, you double the number of possible states. So now it can represent four possible states with two bits, and every time you add another bit, it doubles. So at eight bits, in the computer industry, we call it a byte. A classical computer can represent one of 256 possible states, but it can only represent one of those 256 possible states.

In a quantum computer, we have something called a quantum bit or a cubit, and it can represent the values of both zero and one at the same time. And if you have eight cubits, they can represent all 256 states at the same time versus the classical computer can only represent one of those 256 states. And so at 80 cubits, which is nothing in terms of memory on a classical computer, I mean, we’ve got gigabits, but at only 80 cubits in a quantum computer, you can represent all the possible states that are equal to the number of atoms in the universe. And so with just a very small amount of quantum memory, you can do what in essence is a massive amount of parallel processing. And this is what makes quantum computing so exciting. And I’ll give you just an example of this and the difference between classical and quantum and why we say that classical computing will never be able to do some of the things that quantum. For instance, the internet is protected by an encryption algorithm. It’s called RSA.

Julian Klymochk...:	Yeah.

Peter Chapman:

And I guess RSA Corp has said that it would take today’s largest super computers 300 trillion years to hack a single email using today’s largest computers. A large enough quantum computer could do that in under a second.

Julian Klymochk...:	Wow.

Peter Chapman:

And we’re talking about, that’s the difference in these things, so there’s a number of problems. In particular, there’s a number of business problems and also problems related to nature, which is quantum in nature where classical computers just don’t do a very good job. And so we need a quantum computer to be able to unlock these secrets of nature.

Julian Klymochk...:	So you’re talking about a massive step change in terms of performance analogous to perhaps comparing current computers and computing power with those when you started out many decades ago?

Peter Chapman:

Yeah. Today, we probably are not going to build bigger supercomputers. Not simply because we could add more processors to it. They tell me that the world’s largest super computers now consume the power of Hoover Dam.

Julian Klymochk...:	Wow.

Peter Chapman:	And no one can afford the electrical bill for one of these massive supercomputers to get it bigger. I mean, they’re consuming the electrical power of small cities now.

Julian Klymochk...:	Right.

Peter Chapman:	But, amazingly, one of our quantum computers runs off a standard wall socket, and soon we’ll be able to compete against-

Peter Chapman:	Soon we’ll be able to compete against the world’s largest supercomputers.

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Julian Klymochk...:

So there’s massive energy efficiency gains there, computational power gains. Can you talk about from a practical standpoint, what are some potential use cases, these technological advances from quantum computing can accomplish? I did see some talk about cloud computing applications, financial arbitrage applications.

Peter Chapman:

Yep. So it’s fairly broad, because we’re really just talking about a different mode of computation. So it’s kind of like asking the question, “What are computers good for?” We’ve found so many ways to introduce computers to help us, and it’s a little bit interesting, too. These are early days for quantum computers, and I kind of feel like if you went back into the seventies and asked them what is it they think classical computers would be good for, I think back then they said it was going to be good for calculators.

Julian Klymochk...:	Right.

Peter Chapman:

That’s kind of the imagination. So I’m sure 10 years from now, somebody will come back and look at this and say, “Boy, Peter lacked complete imagination as to what quantum would be used for.” But generally, we think machine learning and chemistry will be the first application of quantum computers. But as I mentioned, many of nature’s secrets are locked away from today’s classical computers, because the nature secrets are quantum processes. So they’re too complex for today’s computers to solve them. So a quantum computer will be able to unlock these secrets, such as simple things that we see every day, but we don’t understand how it works, such as photosynthesis. We can’t represent that simulation in today’s classical computers, but it’s a quantum process, and that’s something that we would be able to do on a quantum computer. That means you could probably build much better solar cells-

Julian Klymochk...:	Right.

Peter Chapman:

... or the chemistry for next generation batteries or drug discovery. These are all things that we have kind of a hunt and peck approach, really, with today’s classical computers. But now with these quantum computers, we can actually do the simulation to be able to do the same in relation to the chemistry and get to a much better answer.

Julian Klymochk...:

Now, this market, a big growth market, expected to be 65 billion market opportunity by 2030, so the next 10 years. There’s got to be other players chasing the same target that you guys. Who are some of the competitors that you need to worry about, that investors need to worry about, and what makes IonQ different?

Peter Chapman:

Well, first is the market is seen not only by companies, the world’s largest tech companies as this wonderful market for the future, but even governments. So at some level, the United States is competing against China and EU and a host of other countries in terms of building these quantum computers, because it is recognized that if we can build a large enough quantum computer, it will kind of power the economy for the next 50 years. So you see a great deal of governmental investment in quantum all over the world. Germany just announced 2 billion euros. France the same way, 2 billion euros. China has put in ... I believe it’s 13 billion into quantum. So on one level, we compete with governments all over the world, and then the world’s largest tech companies are both our competitors and partners here. So this would be Google, Microsoft, Amazon, IBM. So clearly, there’s a good group of people who think that quantum is going to be the future.

Now, to build a quantum computer, you really need two things. You need a perfect manufactural cubit and the ability to control it. In IonQ’s case, we’re using Mother Nature’s cubit, which is an individual ion, an atom, and all atoms within one atomic species are identical to each other. Mother Nature does that for us. We don’t have a manufacturing process where we have to manufacture cubits. So our cubits are all absolutely perfect, and we have no manufacturing or yield error. Most of our competitors are using manmade cubits, and they’re still working on the manufacturing and yield issues.

Then the second aspect is how you interact or control the cubit. Cubits fall apart if you play with them too much. I like to say they’re shy. The real thing is that if you do almost anything with them, they fall apart and disappear. The way that we interact with the cubits is we use lasers and photons, and photons have a very light touch. When I put a flashlight to your skin, you can’t feel it, because the photons don’t have enough mass. What our competitors are doing is they’re running wires to the cubits, and boy, they don’t like that at all. So they quickly fall apart. So today, because of our two different approaches that were the choice of the cubit and how we interact with it allows IonQ to be the leader in quantum computing today.

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Julian Klymochk...:	So then you kind of talked about some of the use cases and who the customer set would be. What sort of pricing model are you using for those customers?

Peter Chapman:	Today the pricing model is competitive with kind of supercomputing pricing, meaning basically several thousand dollars per hour for compute hours is the rough model that we’re using today.

Julian Klymochk...:

Okay, and from an investor’s perspective, obviously, this is brand new technology, the business model. At this point, it hasn’t been proven out yet. What are some of the major risks for IonQ investors? Is there physical limits in terms of quantum computing? Is there still some potential risk on the product side?

Peter Chapman:	Yep. So IonQ has a bit of an advantage here in that almost everything that we’re doing has already been done in one of two university labs from the [inaudible 00:16:03].

Peter Chapman:

And in one of two university labs from the two co-founders from the University of Maryland and also from Duke University. So the two co-founders have been doing this for more than the last 15 years. And so everything that we’ve done, they’ve already done once in the lab. Actually, what we’re doing is just taking what they’ve done in the lab and turning it into a product. That can not be said for the competition. Now, having said that, there is still major risks remain. It’s always possible that somebody else has a breakthrough. Although that’s probably unlikely just simply because this is a complicated area. It’s not the kind of thing where a kid in a garage is suddenly going to come up with a quantum computer. And the reality is, is we’re competing against the largest tech companies in the world. So that’s heavy competition, but interestingly, these companies are both our competition and also some of our biggest partners and investors. And so it’s interesting, we both compete against them and we also play well with them as well.

Speaker 2:

So zooming back a bit, I guess, is what are some of the ethical considerations? I’m sure you’re asked about this all the time with such power with quantum computing. What are some of those considerations that you have when building something like this?

Peter Chapman:

Yeah, if you could get to a large number of cubits, you could break all of the encryption and as an example. And I believe that there’s been some DOD people who said, the first people that create the big enough quantum computer that can do that, wins everything. Because why you shoot down a plane, if all you can do is just simply hack into the plane, break its encryption, and turn off its engines, right? So one of the things that we need to do is to make sure that the technology is used responsibly. Now, just for everyone, so they can sleep tonight. We’re not going to break encryption this year. It’s probably more than 10 years away. So no one needs to worry that their internet connection has been broken just yet.

But it is the kind of thing probably 10 or 15 years away that we are going to have to worry about. When we get to a large enough computer, how can we stop hackers from using a quantum computer to break encryption? So clearly we need to operate the encryption standards that the world is using which is everything from the internet. But my guess is just about every computer system in the world is using some form of encryption that will need to be upgraded. It’s kind of be a Y2K kind of problem, but probably on steroids.

Julian Klymochk...:

Right. And when you think of encryption and use cases, one of the main ones or a big one that many investors are interested in is blockchain, cryptocurrencies. So you’re effectively saying that quantum computing would risk perhaps like the Bitcoin, blockchain, make it vulnerable to potential hacking?

Peter Chapman:

At some point, yes. Quantum computers have that potential both in... We already know the algorithms. We already know the quantum algorithms for elliptical curve cryptography, and also for RSA on how to break it. Like I said, the good news is we don’t have a big enough quantum computer to actually do that yet. And that’s still many years away. So at some point in the next 10 years, we need to make sure Bitcoin as something which is cryptos is quantum safe.

Julian Klymochk...:

Yeah, no doubt. And perhaps many, many other technologies will have to start thinking about that at some point in the future, as this technology develops. One huge part of the IonQ story that I do want to get into the weeds a bit on is the recently announced going public transaction merging with dMY Technology Group III at a $1.4 billion evaluation. We’ve actually had Niccolo De Masi on the podcast, the CEO of the dMY Technology Group. He’s great, super, super smart guy. So I’m glad you two got a deal going together. So that’s very exciting. I was wondering what’s the strategy for going public at the current stage of your business?

Peter Chapman:

It’s a bit of a strange answer, it was actually COVID. And so when COVID started, there was a discussion about the country entering a great depression with a 40% unemployment rate. Thank God that didn’t happen, but at the beginning, that’s what the expectation was. And during such events, the ability for companies to raise additional funds dry up. And so COVID kind of showed us and everyone else, we’re not in control of our destiny kind of going forward. And so by going public, it gives us enough funds to be able to get to profitability. And in some sense, he was removing a risk that was outside of our control. I mean, we knew that we were going to have to raise again in this kind of time period, because we were about to enter a manufacturing phase and that was going to be expensive.

And so this allowed us to kind of remove that. The risk would’ve been a great shame if mankind had not managed to get a quantum computer because of a pandemic. And in fact, actually quantum computers are probably the things that in the future will stop future pandemics. So it was really that kind of this realization that we needed to raise enough money to be able to get to profitability. And also raising money as a company is also a huge distraction. And so this allows us to do it in one swoop and be done with that, and kind of puts this behind us.

Julian Klymochk...:

And this deal comes with a big capital injection into the company. There’s this back cash, there’s the $350 million PIPE financing, participation from Fidelity, Silver Lake, additional institutional investors. What exactly are you going to do with this capital raise you discussed working to profitability and what are the specifics?

Peter Chapman:

It’s really two things. One is miniaturizing what we’re doing today. And also getting to the point of manufacturing. Quantum is like the classical world. What you need to do is build in the future data centers of quantum computers. And instead of you put them on a quantum network, not an ether network, but a quantum network, and you network them together. And they all act as one big super quantum computer. But that means you really need to be able to get these things to be smaller and cheaper, and your cost per cubit needs to shrink. And to be able to get there blowing ASICS, moving what we’re doing today, and moving on to specialized chips is an expensive process. And so it’s really that funds is to be able to shrink it. And also to be able to start stamping up quantum computers.

Julian Klymochk...:

Sounds like you guys have a great growth plan happening. I saw your aggressive financial projections where you’re aiming to be. If everything goes according to plan for the company and you guys certainly have huge goals in mind, where do you see IonQ in 10 years?

Peter Chapman:	People have said that IonQ is kind of-

Peter Chapman:

... at INQ, it’s like buying into Intel in the early days. I think of it as actually closer to Nvidia. Jensen brought in a new mode of computation into the market with GPU’s, and we’re doing something very similar now with QPU’s, quantum processing units. So I would hope that if we were 10 years out, that we’re there as one of the three modes of computation. CPU’s, GPU’s, and QPU’s.

Julian Klymochk...:

And who wouldn’t have wanted to get into Nvidia at a $1.4 billion valuation? I certainly would have wanted to at the time had I had the benefit of hindsight. This is a fun question from a quantum computing expert’s perspective and a computer hobbyist. What do you think would be the coolest application of this technology? Not necessarily the best commercial opportunity, but just a really cool opportunity that you think that this technology can solve?

Peter Chapman:	Actually, can I give you two answers?

Julian Klymochk...:	Oh, for sure.

Peter Chapman:

Okay. So I think what I’m societally most excited about is improving drug discovery. Today, it takes forever, it’s super expensive. When you really look at it, to me, it doesn’t seem much better than a dartboard approach to choosing these things. So I think if we can use a quantum computer to do the simulation of the chemistry in the quantum computer and we can run through a million drug trials in the same time it takes today to run one, then I think we can have a huge impact on mankind and also probably longevity. We can start to cure some of these things. So those are things just on one side, I think that it has a huge impact.

On a personal basis, and that’s a hard one to top, I started off at 16 at the AI lab. And so I left AI during the ‘80s because when I was there, we had 8K of memory. And it seemed pretty clear to me that we weren’t going to build Hal from 2001 with 8K of memory. And matter of fact, I didn’t think it was going to happen in my lifetime. But I actually think with a quantum computer, we have a good shot at it. And so I’m actually fairly excited in what a quantum computer can do for strong AI. We often use the word AI to really mean machine learning. I’m really talking about the AI that we see in movies, where machines are actually fairly intelligent. And I’ve just recently seen some papers where they stated that maybe our intelligence is actually a quantum process and quantum chemistry. So it gives me hope that maybe that’s also something that we might be able to tackle. That won’t be next year. That’s still years to come. But that’s personally what I’m also interested in that as well.

Julian Klymochk...:

Yeah. And there’s a lot of people are hoping that there’s some breakthroughs in AGI, artificial general intelligence, and the Turing test and things of that nature where you can have this super realistic artificial intelligence. And perhaps quantum computing is the key to that technological development. But Peter, I wanted to thank you for coming on the show today, a great place to wrap things up. For investors interested in learning more about the story, currently trading under DMYI. That’s a symbol for dMY Technology Group III, the SPAC that IonQ is merging with. And when you guys seal up this transaction, become a newly traded public entity, your symbol will be, conveniently, IONQ. So thanks, Peter. Wish you the best of luck. You’re working on some really, really cool things here, so we’ll be following it closely, and wish you the best of luck. But from a market perspective and more importantly, from a technological perspective, because I foresee a lot of really, really cool applications and ultimately benefits to society from this.

Peter Chapman:	Thank you, gentlemen. It’s been a pleasure today.

Julian Klymochk...:	All right. Cheers. Take care.

Speaker 1:

Thanks for tuning in to The Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at accelerateshares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment, legal, or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representational warranty, expressed or implied, is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct, indirect, or consequential loss or damage suffered by any person as a result of relying on all or any part of this podcast, and any liability is expressly disclaimed.

***

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.